Mail Stop 4561

January 7, 2010

Mr. Kenneth D. Denman
Chief Executive Officer and Director
Openwave Systems Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

      Re: Openwave Systems Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2009
            Filed September 9, 2009
            File No. 001-16073

Dear Mr. Denman:

We have reviewed your response letter dated December 7, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2009.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.   We refer to prior comment 3 and reissue that comment. Although we note that you have referenced the covenants in your disclosure, expand your disclosure to outline the material covenants associated with your secured revolving credit facility with Silicon Valley Bank.

Item 11. Executive Compensation (incorporated from definitive proxy materials)

Compensation Discussion and Analysis, page 22

General

2.   We refer to prior comment 5 and reissue that comment, in part. Your shareholders would benefit from disclosure that includes a discussion of where actual payments fell within targeted parameters for each element of your compensation program. Please confirm your understanding.

Item 15. Exhibits, Financial Statement Schedules, page 52

3.   We refer to your response to prior comment 8 and reissue that comment, in part. Expand your disclosure in your "Business" section to describe the material terms of your agreements with Sprint Nextel and AT&T.

Item 8. Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Significant Accounting Policies

(h) Revenue Recognition, page F-14

4.   Your response to prior comment number 10 indicates that 92% of maintenance and support agreements subject to renewal during 2009 were renewed. Of the amount renewed, please tell us what percentage renewed at the stated rate in the contract.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Christine Davis, Assistance Chief Accountant, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief